UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 8, 2009

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On May 8, 2009, The Aristotle Corporation issued a press release announcing financial results for the quarter ended March 31, 2009.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated May 8, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: */s/* H. William Smith

Name   H. William Smith
Title: Vice President, General Counsel
             and Secretary

Date: May 8, 2009

EXHIBITS

Exhibit 99.1 Press release issued May 8, 2009.

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2009 First Quarter Results

Stamford, CT, May 8, 2009 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the quarter ended March 31, 2009.

First Quarter 2009 Results

For the quarter ended March 31, 2009, net earnings applicable to common stockholders were $2.0 million, or $.11 per diluted common share, compared to $2.8 million, or $.16 per diluted common share, for the quarter ended March 31, 2008. Earnings from operations were $6.9 million for the current quarter versus $8.1 million for last year's quarter. The results of operations for the quarter ended March 31, 2009 were primarily impacted by a decline in net sales to $46.3 million from $50.4 million for the quarter ended March 31, 2008.

Steven B. Lapin, President and Chief Operating Officer, and Dean Johnson, Senior Vice President and Chief Financial Officer stated, "Revenues for your Company's 2009 first quarter were negatively affected by the funding deterioration of state and local education budgets. Management anticipates that revenues will continue to be restricted so long as employment conditions remain unstable and until education-earmarked dollars from the 2009 stimulus package begin to flow meaningfully into state and local coffers. Your Company has been vigilant in controlling, where prudent, factors that influence earnings; for example, gross profit margin for the first quarter of 2009 increased 110 basis points to 40.6% compared to the first quarter of 2008 principally as a result of procurement action plans to control transportation costs. In addition, variable components of selling and administrative expenses, with particular focus on labor, were reduced in reaction to lower order volume. Management will continue to scrutinize operating costs in order to protect earnings potential during this period of economic disruption without negatively impacting the Company's long term financial goals."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through 50 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, CPR Prompt®, Ginsberg Scientific, and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are 18.0 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1.1 million shares outstanding of Series I preferred stock (NASDAQ: ARTLP); there are also 11.0 million privately-held shares outstanding of Series J preferred stock. Aristotle has about 3,600 stockholders of record.

Further information about Aristotle can be obtained on its website, at *aristotlecorp.net.*

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities, and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008**.** As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended March 31,	
		2009	**2008**
Net sales	$	46,301	50,432
Cost of sales		27,482	30,536
Gross profit		18,819	19,896
Selling and administrative expense		11,939	11,826
Earnings from operations		6,880	8,070
Other income (expense):			
Interest expense		(194)	(288)
Other, net		(100)	232
		(294)	(56)
Earnings before income taxes		6,586	8,014
Income taxes:			
Current		2,493	2,328
Deferred		(54)	687
		2,439	3,015
Net earnings		4,147	4,999
Preferred dividends		2,156	2,156
Net earnings applicable to common stockholders	$	1,991	2,843
Earnings per common share:			
Basic	$	.11	.16
Diluted	$	.11	.16
Weighted average common shares outstanding:			
Basic		17,962,875	17,961,040
Diluted		17,962,875	17,973,632

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		March 31, 2009	December 31, 2008	March 31, 2008
		(unaudited)		(unaudited)
Current assets:				
Cash and cash equivalents	$	14,807	15,290	4,514
Marketable securities		4,160	4,437	3,305
Investments		2,840	2,876	19,277
Accounts receivable, net		16,705	14,048	20,481
Inventories		45,076	44,653	44,156
Prepaid expenses and other		6,619	8,542	7,318
Income tax receivable		3,272	5,396	283
Deferred income taxes		4,662	4,644	1,910
Total current assets		98,141	99,886	101,244
Property, plant and equipment, net		27,407	27,808	28,193
Goodwill		13,588	13,712	14,338
Deferred income taxes		6,668	6,668	5,646
Investments		4,318	4,318	4,319
Other assets		964	884	518
Total assets	$	151,086	153,276	154,258

Liabilities and Stockholders' Equity

Current liabilities:				
Current installments of long-term debt	$	292	294	302
Trade accounts payable		7,675	9,576	8,632
Accrued expenses		12,206	11,641	6,100
Accrued dividends payable		-	2,156	-
Total current liabilities		20,173	23,667	15,034
Long-term debt, less current installments		10,293	10,364	16,083
Long-term pension obligations		5,684	5,891	2,704
Other long-term accruals		2,474	2,467	2,439
Stockholders' equity:				
Preferred stock, Series I		6,489	6,489	6,489
Preferred stock, Series J		65,760	65,760	65,760
Common stock		180	180	180
Additional paid-in capital		7,690	7,690	7,674
Retained earnings		36,970	34,979	37,807
Accumulated other comprehensive income (loss)		(4,627)	(4,211)	88
Total stockholders' equity		112,462	110,887	117,998
Total liabilities and stockholders' equity	$	151,086	153,276	154,258